Exhibit 99.1

QIWI Provides Update on Payment Terms for the Sale of Russian Assets

NICOSIA, CYPRUS – November 22, 2024 – QIWI plc (AIX and MOEX: QIWI) (“QIWI”, “Group” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that the Board of Directors (the “Board”) has authorized the extension of the payment terms for the second and third installments under the sale agreement executed on January 19, 2024 in respect of Russian assets consolidated under JSC QIWI (the “Transaction”).

On November 14, 2024, Fusion Factor Fintech Limited (the “Buyer”, a Hong Kong company wholly owned by Mr. Andrey Protopopov) requested a deferral of the second and third installments, citing ongoing challenges in its Russian business operations1 that continue to significantly hinder its ability to timely settle its payment obligations. The Buyer also informed the Company that it is engaged in negotiations with Russian regulatory authorities and other counterparties to agree on the optimal way of settling the liability. The Buyer has committed to make its best efforts to settle all its obligations under the share purchase agreement at the same time, including those that will not have become due at that time.

The Board considered this request and authorized the extension of the payment term for the second and third installments under the Transaction, amounting to RUB 11,875 million and RUB 2,969 million, respectively, to May 31, 2025.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the Astana International Exchange and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

1 As it was previously communicated in our press-release of February 26th, 2024 (https://qiwi.global/news-and-events/press-releases/4108587/), Central Bank of Russian Federation has revoked the banking license of QIWI Bank, and funds of the clients of QIWI Bank were frozen until the certain liquidation procedures are completed.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future payments by the Buyer.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, future payments or extension requests by the Buyer, regulatory compliance and approvals, litigation, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.